United States securities and exchange commission logo





                              September 21, 2022

       Jose Gabriel Diaz
       Chief Executive Officer
       Software Effective Solutions, Corp.
       6500 River Place Blvd, Building 7, Suite 250
       Austin, TX 78730

                                                        Re: Software Effective
Solutions, Corp.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed September 16,
2022
                                                            File No. 024-11961

       Dear Mr. Diaz:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. For purposes of establishing your eligibility to conduct an offering under Regulation A, please clarify whether
Jose Gabriel Diaz, the company's Chief Executive Officer and
                                                        Chief Operating
Officer, is the company's sole officer and director and that he "direct[s], control[s] and
coordinate[s] the issuer   s activities from the United States." Refer to
                                                        Securities Act Rule
251(b) and the guidance set forth in Securities Act Rules Compliance and Disclosure
Interpretation 182.03, available on our website at

https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.
 Jose Gabriel Diaz
FirstName  LastNameJose   Gabriel Diaz
Software Effective Solutions, Corp.
Comapany 21,
September  NameSoftware
               2022       Effective Solutions, Corp.
September
Page 2     21, 2022 Page 2
FirstName LastName
       Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo,
Legal Branch Chief, at (202) 551-3453 at with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Matthew McMurdo, Esq.